Exhibit (a)(1)(G)

FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS

CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL

Date:

To:

From:	Orexigen Therapeutics, Inc.

Re:	Confirmation of Receipt of Notice of Withdrawal

This message confirms that we have received your Notice of Withdrawal. This confirmation should not, however, be construed to imply that the Notice of Withdrawal or any other documents that you have submitted have been properly completed or are otherwise in proper form or that we have accepted your Notice of Withdrawal. If the Notice of Withdrawal is properly completed and signed and timely received by us, you will have withdrawn all of the Eligible Options listed on the Notice of Withdrawal and you will have revoked your prior acceptance of our offer to exchange such Eligible Options. With respect to those Eligible Options listed on the Notice of Withdrawal, you will not receive any New Options and you will retain your Eligible Options previously tendered for exchange with their existing term, exercise price, vesting schedule and other terms and conditions.

If your Notice of Withdrawal is properly completed and signed, we will accept your rejection of our Exchange Offer. Your Eligible Options listed on the Notice of Withdrawal will remain outstanding after this Exchange Offer closes at 9:00 p.m., U.S. Pacific Time, on Friday, July 22, 2011, unless this Exchange Offer is extended by us.

You should direct questions about the Exchange Offer or requests for assistance (including requests for additional or paper copies of the Exchange Offer, the Election Form, your Eligible Option Information Sheet or other documents relating to this Exchange Offer) to Cara McGrath, our Associate General Counsel at 3344 N. Torrey Pines Ct., Suite 200, La Jolla, CA 92037 or by calling (858) 875-8610 or sending an email to cmcgrath@orexigen.com.